Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

Hess Midstream Partners LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

428104103

(CUSIP Number)

December 31, 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 428104103	Schedule 13G	Page 1 of 8

1	Names of Reporting Persons GIP II Blue Holding Partnership, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,141,327
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,141,327
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.8%
12	Type of Reporting Person PN

CUSIP No. 428104103	Schedule 13G	Page 2 of 8

1	Names of Reporting Persons GIP Blue Holding GP, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,141,327
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,141,327
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.8%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428104103	Schedule 13G	Page 3 of 8

1	Names of Reporting Persons Global Infrastructure GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,141,327
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,141,327
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.8%
12	Type of Reporting Person PN

CUSIP No. 428104103	Schedule 13G	Page 4 of 8

1	Names of Reporting Persons Global Infrastructure Investors II, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 5,141,327
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 5,141,327
9	Aggregate Amount Beneficially Owned by Each Reporting Person 5,141,327
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 18.8%
12	Type of Reporting Person OO (Delaware limited liability company)

CUSIP No. 428104103	Schedule 13G	Page 5 of 8

ITEM 1.	(a) Name of Issuer:

Hess Midstream Partners LP (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

1501 McKinney Street

Houston, TX 77010

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

GIP II Blue Holding Partnership, L.P. (“Blue Holding”)

GIP Blue Holding GP, LLC (“Blue Holding GP”)

Global Infrastructure GP II, L.P. (“Global GP”)

Global Infrastructure Investors II, LLC (“Global Investors”)

(b)	Address or Principal Business Office:

The address of each of the Reporting Persons is c/o Global Infrastructure Investors II LLC, 12 East 49th Street, 38th Floor, New York, NY 10017.

(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized in the State of Delaware.

(d)	Title of Class of Securities:

Common units (“Common Units”).

(e)	CUSIP Number:

428104103

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a)-(c)

The ownership information presented below represents beneficial ownership of Common Units of the Issuer as of December 31, 2017, based upon 27,279,654 Common Units outstanding as of September 30, 2017.

CUSIP No. 428104103	Schedule 13G	Page 6 of 8

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or to direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
GIP II Blue Holding Partnership, L.P.	5,141,327	18.8%	0	5,141,327	0	5,141,327
GIP Blue Holding GP, LLC	5,141,327	18.8%	0	5,141,327	0	5,141,327
Global Infrastructure GP II, L.P.	5,141,327	18.8%	0	5,141,327	0	5,141,327
Global Infrastructure Investors II, LLC	5,141,327	18.8%	0	5,141,327	0	5,141,327

Blue Holding is the record holder of 5,141,327 Common Units. Blue Holding GP is the general partner of Blue Holding. Global GP is the sole member of Blue Holdings GP. Global Investors is the sole general partner of Global GP. As a result, each of Blue Holding GP, Global GP and Global Investors may be deemed to share beneficial ownership of the Common Units held of record by Blue Holding.

ITEM 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

Not applicable.

CUSIP No. 428104103	Schedule 13G	Page 7 of 8

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2018

GIP II BLUE HOLDING PARTNERSHIP, L.P.
By: GIP Blue Holding GP, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

GIP BLUE HOLDING GP, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

GLOBAL INFRASTRUCTURE GP II, L.P.
By: Global Infrastructure Investors II, LLC, its general partner

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

GLOBAL INFRASTRUCTURE INVESTORS II, LLC

By:	/s/ Mark Levitt
Name: Mark Levitt
Title: Secretary

CUSIP No. 428104103	Schedule 13G	Page 8 of 8

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement.